UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
ICU Medical, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

951 Calle Amanecer
______________________________________________
Address of Principal Executive Office (Street and Number)

San Clemente, California 92673
____________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, on February 3, 2017, ICU Medical, Inc. (the "Company") completed its acquisition of the Hospira Infusion Systems business from Pfizer, Inc. (the "HIS Acquisition"). The Annual Report on Form 10-K for the year ended December 31, 2017 (the "Form 10-K"), will be the Company's first annual filing since the completion of the HIS Acquisition. The complexity of matters related thereto, including the scale of the HIS Acquisition, have required substantial management attention and the Company has experienced unforeseen delays in collecting and compiling certain financial and other related data that would be included in the Form 10-K in connection with the HIS Acquisition. Accordingly, the Company requires additional time to complete certain disclosures and other information to be included in the Form 10-K and is therefore unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. The Company has issued a press release regarding its results for the year ended December 31, 2017, and does not expect any material changes to the financial results from the press release to be reflected in the Form 10-K when filed. The Company intends to file the Form 10-K within the fifteen day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott E. Lamb	(949)	366-2183

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of the review and evaluation of the matters discussed above in Part III, the Company is unable to provide a reasonable estimate of its detailed results of operations for the fiscal year ended December 31, 2017. In the press release, furnished as an exhibit to the Company's Current Report on Form 8-K filed on March 1, 2018, the Company disclosed expected unaudited calendar year 2017 revenue of $1.3 billion in 2017, in comparison to $379.4 million in 2016 and net income of $68.6 million or $3.29 per diluted earnings per share in 2017, in comparison to net income of $63.1 million or $3.66 per diluted earnings per share in 2016.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company to be materially different from those expressed or implied by any forward-looking statements. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. There can be no assurance that the Company will be able to file its 2017 Form 10-K within the fifteen calendar day extension provided by Rule 12b-25. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for December 31, 2016, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ICU Medical, Inc.
____________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2018	By:	/s/ Scott E. Lamb
Chief Financial Officer and Treasurer